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MAR 01 2013

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TripleTree, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 France Avenue South, Suite 150
(No. and Street)

Edina	Minnesota	55435
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Molly Tellijohn (952) 253-5328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moquist Thorvilson Kaufmann LLC
(Name – *if individual, state last, first, middle name*)

7650 Edinborough Way, Suite 225	Edina	Minnesota	55435
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17

3/12

OATH OR AFFIRMATION

I, Molly Tellijohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TripleTree, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

SALLY L BERFELDT
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPLETREE, LLC

FINANCIAL STATEMENTS

For the Years Ended
December 31, 2012 and 2011

MTK

MOQUIST THORVILSON
KAUFMANN LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TRIPLETREE, LLC

FINANCIAL STATEMENTS

For the Years Ended
December 31, 2012 and 2011

TRIPLETREE, LLC

INDEX TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2012 and 2011

MOQUIST THORVILSON
KAUFMANN LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Governors and Member
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying statements of financial condition of TripleTree, LLC (the Company) as of December 31, 2012 and 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of TripleTree, LLC as of December 31, 2012 and 2011, in accordance with accounting principles generally accepted in the United States of America.

Moquist Thorvilson Kaufmann LLC

Edina, Minnesota
February 27, 2013

CLEAR THINKING. CREATIVE IDEAS.

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · Phone 952-854-5700 · Fax 952-854-1163
www.mtkcpa.com

TRIPLETREE, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash and cash equivalents	$ 5,003,498	$ 8,986,102
Accounts receivable, net of allowance for doubtful accounts of $0 and $0, respectively	148,614	127,772
Advances to related parties (Note 6)	212,606	26,773
Prepaid expenses	41,090	57,696
Property and equipment, net (Note 2)	315,876	375,796
Total assets	$ 5,721,684	$ 9,574,139
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$ 153,962	$ 260,133
Accrued expenses	345,101	622,911
Deferred rent	190,411	247,925
Total liabilities	689,474	1,130,969
Commitments and contingencies (Note 4)	-	-
Members' equity (Note 3)	5,032,210	8,443,170
Total members' equity	5,032,210	8,443,170
Total liabilities and members' equity	$ 5,721,684	$ 9,574,139

The accompanying notes are an integral part of these financial statements.

Note 1: Summary of Significant Accounting Policies

Nature of Business:

TripleTree, LLC (the "Company") was organized on January 13, 1997 in accordance with Chapter 322B of the Minnesota statutes relating to limited liability companies. Pursuant to the articles of organization, the Company will exist for a thirty year period, expiring January 13, 2027. The Company primarily provides investment banking advisory services to clients in the information technology and health care industries located throughout the United States. In addition, the Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's corporate offices are located in Edina, Minnesota.

Reserve Requirements:

The Company is exempt from preparing the computation for determination of reserve requirements and information related to the possession or controls requirements based on the provisions of Section k(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and accounts receivable. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits (Note 4). The Company believes it has its cash deposits at high quality financial institutions. The Company believes no significant credit risk exists with respect to these deposits.

Accounts receivable arise from the Company providing investment banking services to its clients located throughout the United States. The Company is typically dependent on a small number of customers for its investment banking fees (Note 4) and generally does not require any collateral from its customers. At December 31, 2012 and 2011, 27% and 39%, respectively, of accounts receivable were owed by two customers, respectively.

Cash and Cash Equivalents:

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds, and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts:

The Company evaluates the collectability of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. For all other customers, the Company records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. Typically, the Company considers all receivables not paid within specified terms of the invoice (generally ninety days) as past due. If circumstances change, the Company's estimates of the collectability of amounts due could change by a material amount.

Note 1: Summary of Significant Accounting Policies (Continued)

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed using straight-line and accelerated methods, and is charged to expense based on the estimated useful lives of the assets. Expenditures for additions and improvements are capitalized, while repairs and maintenance are expensed as incurred.

Revenue Recognition:

The Company recognizes revenue for investment banking and consulting engagements as the services are performed. The Company also receives success fees which are recognized as revenue once the investment banking transaction has closed and the fee is reasonably determinable.

Income Taxes:

The Company is a Minnesota limited liability company. Taxable income or loss of the Company is allocated in accordance with the general provisions of the member control agreement. The Company has elected under the Internal Revenue Code to be treated as a partnership. In lieu of corporate income taxes for federal and state purposes, the members are generally taxed on their proportionate share of taxable income. Accordingly, no provision for income taxes has been included in the financial statements.

The Company accounts for income taxes pursuant to Financial Accounting Standards Board guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than not to be sustained upon examination by taxing authorities. For entities taxed as a partnership, tax positions include decisions to file or not to file income tax returns in certain tax jurisdictions that can assess delinquent taxes to the Company. The Company believes its income tax filing positions and deductions will be sustained upon examination and, accordingly, no reserves or related accruals for interest and penalties have been recorded at December 31, 2012 and 2011. In accordance with the guidance, the Company has adopted a policy which, if required to be recognized in the future, interest related to the underpayment of income taxes will be classified as a component of interest expense, and any related penalties will be classified in other administrative expenses in the statements of income. The Company's remaining open tax years subject to examination include the years ended December 31, 2009 though 2012.

Guaranteed Payments to Members:

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses rather than capital distributions.

Note 1: Summary of Significant Accounting Policies (Continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Note 2: Property and Equipment

Property and equipment consisted of the following at December 31:

	2012	2011	Estimated Useful Lives In Years
Office furniture and equipment	$ 245,253	$ 232,640	7
Computer equipment	217,500	196,876	5
Leasehold improvements	354,217	354,217	5-6
Total property and equipment	816,970	783,733	
Less accumulated depreciation	501,094	407,937	
Property and equipment, net	$ 315,876	$ 375,796	

Depreciation expense was $93,607 and $90,465 for 2012 and 2011, respectively.

Note 3: Members' Equity

Because the entity is organized as a limited liability company, members' liability is limited.

The Company's articles of organization require that each ownership unit have the same financial and governance rights; however, the Board of Governors can establish or designate more than one class of units as well as the relative rights and preferences of each such class of units.

As of December 31, 2012 and 2011, the Company had authorized an aggregate of 30,000,000 units with 10,000,000 units authorized for each unit class (Voting Class A, Non-Voting Class B and Preferred).

Note 3: Members' Equity (Continued)

Issued and outstanding units were as follows:

	Units		
	Voting Class A Common	Non-Voting Class B Common	Preferred Units
December 31, 2012	5,173,333	-	-
December 31, 2011	5,173,333	-	-

Class A and B Common Units:

Class A common units have voting rights whereas Class B common units are non-voting.

In January 2008, the Company issued 250,000 Class A common units to a new member in exchange for a $250,000 promissory note. The note accrued interest at 4.25% and was due in four annual installments of $69,279 beginning December 31, 2008. During 2009, $30,379 of payments were received and the remaining balance of the first installment, aggregating $38,900, was paid by a corresponding reduction of the member's 2009 distributions. In January 2010, January 2011, and December 2011, the second, third, and final installments of $69,279, $69,279 and $69,279, respectively, were received by the Company. At December 31, 2011, the subscription receivable aggregated $0. During 2011, $13,558 of interest income related to this note was recognized and included in the accompanying statements of income. The note was collateralized by the units.

In September 2010, the Company issued 250,000 Class A common units to a new member in exchange for $250,000 cash and a $250,000 promissory note. The note accrued interest at 4.25% and was payable in 3 annual principal payments of $83,333 beginning December 31, 2011 with accrued interest due at maturity, December 31, 2013. At December 31, 2010, the outstanding subscription receivable aggregated $250,000, and during 2010 no interest income was recorded. During 2011, $13,338 of interest income was added to the balance of the note and recognized in the accompanying statements of income. Also during 2011, a payment of $263,338 was made towards the note by a corresponding reduction of the member's 2011 distributions, resulting in an outstanding subscription receivable at December 31, 2011 aggregating $0. The note was collateralized by the units.

In 2012 and 2011, the Company had a mandatory distribution policy whereby at least 50% of the Company's income would be distributed to common unit holders within 60 days after a year end. Upon unanimous approval of the Board of Governors or two-thirds approval of outstanding Class A Common Unit holders, the amount of the distribution can be modified or forgone. During the years ended December 31, 2012 and 2011, distributions aggregated $3,600,000 and $4,763,337, respectively, of which no amounts were accrued at the end of the years.

Contributed Capital:

During 2012, the Company's Parent, TripleTree Holdings, LLC, issued 31,250 of its units valued at $250,000 to a Company employee. The value of the issued units was reflected as compensation expense on the accompanying statement of operations with a corresponding increase to capital of the Company.

Note 4: Commitments and Contingencies

Operating Leases:

The Company leases office space in Minnesota under a non-cancelable operating lease. The lease provides for increasing monthly base rent payments over the lease term plus a pro-rata share of operating expenses and real estate taxes. The Company recognizes rent expense on a straight-line basis over the term of the lease, and recognizes the difference between the straight-line expense and the cash payments as deferred rent in the accompanying statements of financial condition. The lease expires November 2015 and has a renewal option for an additional five years.

The Company also entered into a seven month non-cancelable lease effective January 2012 for office space in Minnesota that calls for total base rent payments aggregating $30,100 over the term of the lease, plus a pro-rata share of operating expenses and real estate taxes. The lease expired July 31, 2012 and became month to month thereafter. The Company subleases this space to an entity related through common control at an amount equal to its monthly lease payments, although no formal sub-lease agreement has been executed. During 2012, rent expense and the related sub-lease rental income recognized related to this lease aggregated $52,541.

The Company also leases office equipment under a non-cancelable lease expiring December 2016.

The aggregate future minimum payments required on the leases described above are as follows for the years ending December 31:

2013	$ 147,800
2014	150,065
2015	140,815
2016	16,212
2017	-
	$ 454,892

Total rent expense aggregated $232,327 and $229,341 for 2012 and 2011, respectively.

Note 4: Commitments and Contingencies (Continued)

401(k) Profit Sharing Plan:

The Company has a 401(k) profit sharing plan covering all employees who meet certain eligibility requirements. Participant contributions are made through elective deferrals of compensation up to a maximum percentage allowable by statute. Participants vest immediately in their own contributions. The Company may provide matching and profit sharing contributions at the discretion of management. The participants become fully vested in the Company's contributions after five years of service. Company contributions for the years ended December 31, 2012 and 2011 were $206,800 and $447,592, respectively, all of which remained unpaid and are included in accrued expenses on the accompanying statements of financial condition.

Financial Instruments:

At December 31, 2012, the Company had deposits in excess of federally insured amounts aggregating $4,571,646 at two financial institutions.

Significant Customers:

During 2012, the Company had revenue from six significant customers which represented 90% of investment banking fees. There were no amounts due from these customers at December 31, 2012.

During 2011, the Company had revenue from four significant customers which represented 68% of investment banking fees. There were no amounts due from these customers at December 31, 2011.

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2012, the Company had net capital of $4,314,024, which was $4,268,059 in excess of its required net capital of $45,965. The Company's ratio of aggregate indebtedness to net capital was .16:1 at December 31, 2012.

At December 31, 2011, the Company had net capital of $7,855,133, which was $7,779,743 in excess of its required net capital of $75,390. The Company's ratio of aggregate indebtedness to net capital was .14:1 at December 31, 2011.

The Company claims exemption from Rule 15c3-3 of the Commission under Section k(2)(i) of that Rule. Therefore, the Company is not required to make periodic computations of reserve requirements for the exclusive benefit of customers.

Note 6: Related Party Transactions

During 2012, the Company paid $500,770 of employee related and other expenses on behalf of its sole member, TripleTree Holdings, LLC ("Parent"), of which $159,289 remained unreimbursed at December 31, 2012, and is reflected in advance to related party on the accompanying statements of financial condition.

During 2011, the Company paid $449,562 of employee related and other expenses on behalf of its majority member, TripleTree Holdings, LLC, all of which $26,773 remained unreimbursed at December 31, 2011, and is reflected in advance to related party on the accompanying statements of financial condition.

During 2012, the Company advanced funds to certain members of management aggregating $53,317, all of which was outstanding at December 31, 2012. These advances were non-interest bearing, unsecured, and were repaid to the Company in February 2013.

Note 7: Subsequent Events

On February 15, 2013, the Company and its Parent jointly executed a corporate office lease. The ninety month lease is expected to commence on July 1, 2013, provides for initial base rent of $34,160 per month, and contains an escalation provision. Total base rent payable over the lease period is approximately $3,008,600. The Company has an option to extend the term of the lease for an additional five year period.

On February 15, 2013, the Company also signed a lease termination agreement which provides for the early termination of its non-cancelable corporate office operating lease (Note 4). The agreement provides for a termination date within three days of the substantial completion of the new corporate office space, anticipated be July 1, 2013.

The date to which events occurring after December 31, 2012, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 27, 2013, which is the date on which the financial statements were available to be issued.

Clear Thinking. Creative Ideas.
www.mtkcpa.com